UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CENVEO Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15670 S 105

(CUSIP Number)

Prof. Nathu Ram Puri

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15670 S105	SCHEDULE 13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS: Professor Nathu Ram Puri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Personal Funds
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: INDIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 789,680
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 789,680
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 789,680
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): Individual

CUSIP No. 15670 S105	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.         CVO Common Stock.

Cenveo Inc, 201 Broad Street, I Canterbury Green, Stamford. CT 06901

Item 2. Identity and Background.        Prof. Nathu Ram Puri.

6 Union Road, Nottingham, NG3 1FH, United Kingdom

Item 3. Source and Amount of Funds or Other Consideration.        Personal Resources

Item 4. Purpose of Transaction.         Part of Equity Portfolio

Item 5. Interest in Securities of the Issuer.         789,680 Common Stock

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

None

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	5/10/2017 Acquired 24,680 shares at $4.94898 per share.

CUSIP No.15670 S 105	SCHEDULE 13D	Page 4 of 4

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: May 11, 2017	Signature:	/s/ Professor Nathu Ram Puri
	Name:	Professor Nathu Ram Puri
Title: